OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ocwen Financial Corporation
(Name of Issuer)
Common Stock, Par Value $.01 per share
(Title of Class of Securities)
675746101
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	675746101	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Altus Capital Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	5	SOLE VOTING POWER:

NUMBER OF		297,207

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,982,200*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		297,207

WITH:	8	SHARED DISPOSITIVE POWER:

		2,982,200*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,279,407*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.19%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
* The number of shares noted in items 6, 8 and 9 above include 1,090,000 shares held by 2 trusts of which the reporting person is the trustee

CUSIP No.	675746101	Page	3	of	5
Item 1.
     (a) Name of Issuer:
          Ocwen Financial Group
     (b) Address of Issuer’s Principal Executive Offices:
          1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409
Item 2.
     (a) Name of Person Filing:
          Altus Capital Inc.
     (b) Address of Principal Business Office, or if None, Residence:
          6120 Parkland Blvd, Suite 303, Mayfield Heights, Ohio 44124
     (c) Citizenship:
          Ohio
     (d) Title of Class of Securities:
          Common Stock, Par Value $.01 per share
     (e) CUSIP Number:
          675746101
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
     (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
     (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
     (d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
     (e) ☑ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
     (f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
     (g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
     (h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No.	675746101	Page	4	of	5

     (i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     (a) Amount beneficially owned:     3,279,407*
     (b) Percent of class:                               5.19%
     (c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	297,207
(ii)	Shared power to vote or to direct the vote:	2,982,200*
(iii)	Sole power to dispose or to direct the disposition of:	297,207
(iv)	Shared power to dispose or to direct the disposition of:	2,982,200*
* The number of shares noted in items 4(a), 4(c)(ii) and 4(c)(iv) above include 1,090,000 shares held by 2 trusts of which the reporting person is the trustee.

Instruction:	For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          1,090,000 of the shares referred to in this Schedule are managed by the reporting person pursuant to various trusts. The beneficiaries of such trusts have the right to receive, or to direct the receipt of dividends from, the proceeds of the shares held pursuant to such trusts.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
          Not applicable
Item 8. Identification and Classification of Members of the Group.
          Not applicable
Item 9. Notice of Dissolution of Group.
          Not applicable

CUSIP No.	675746101	Page	5	of	5
Item 10. Certifications.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
ALTUS CAPITAL INC.
By:	/s/ John Burns
	Name:	John Burns
	Title:	President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)